Supplementary Material for Financial Results for the 3 months ended June 30, 2007 (Consolidated)

(U.S. GAAP)
	FY2007												FY2007		FY2008		FY2008
			(Note 1)						(Note 1)		(Note 1)		12 mos. ended				Prospects ending
	1Q		2Q		1st Half		3Q		4Q		2nd Half		March 31, 2007		1Q		March 31, 2008
Vehicle Production (thousands of units)	2,000		1,957		3,957		2,092		2,131		4,223		8,180		2,090
(Japan) - including Daihatsu & Hino	1,231		1,219		2,450		1,319		1,331		2,650		5,100		1,239
[Daihatsu]	[197	]	[197	]	[394	]	[208	]	[213	]	[421	]	[815	]	[194	]
[Hino]	[26	]	[26	]	[52	]	[22	]	[26	]	[48	]	[100	]	[26	]
(Overseas) - including Daihatsu & Hino	769		738		1,507		773		800		1,573		3,080		851
[Daihatsu]	[4	]	[9	]	[13	]	[13	]	[14	]	[27	]	[40	]	[17	]
[Hino]	[-	]	[-	]	[-	]	[-	]	[-	]	[-	]	[-	]	[-	]
North America	314		276		590		286		329		615		1,205		340
Europe	187		162		349		183		177		360		709		184
Asia	184		189		373		194		188		382		755		220
Latin America	37		40		77		37		33		70		147		38
Oceania	18		33		51		33		33		66		117		35
Africa	29		38		67		40		40		80		147		34
Vehicle Sales (thousands of units)	2,091		2,054		4,145		2,155		2,224		4,379		8,524		2,162		8,890
(Japan) - including Daihatsu & Hino	543		530		1,073		541		659		1,200		2,273		500		2,320
[Daihatsu]	[140	]	[136	]	[276	]	[132	]	[179	]	[311	]	[587	]	[140	]	[580	]
[Hino]	[11	]	[17	]	[28	]	[10	]	[13	]	[23	]	[51	]	[9	]	[40	]
(Overseas) - including Daihatsu & Hino	1,548		1,524		3,072		1,614		1,565		3,179		6,251		1,662		6,570
[Daihatsu]	[38	]	[47	]	[85	]	[50	]	[49	]	[99	]	[184	]	[52	]	[210	]
[Hino]	[13	]	[11	]	[24	]	[12	]	[14	]	[26	]	[50	]	[16	]	[60	]
North America	747		717		1,464		764		714		1,478		2,942		762		2,990
Europe	308		281		589		306		329		635		1,224		333		1,270
Asia	193		189		382		204		203		407		789		222		890
Latin America	67		75		142		79		63		142		284		77		320
Oceania	64		67		131		68		69		137		268		70		280
Africa	66		79		145		84		75		159		304		77		330
Middle East	102		114		216		107		110		217		433		120		490
Others	1		2		3		2		2		4		7		1
Total Retail Unit Sales (thousands of units)	2,208		2,252		4,460		2,200		2,345		4,545		9,005		2,365
Housing Sales (units)	1,001		1,592		2,593		1,352		1,862		3,214		5,807		853

Supplementary Material for Financial Results for the 3 months ended June 30, 2007 (Consolidated)

(U.S. GAAP)
	FY2007						FY2007	FY2008		FY2008
		(Note 1)			(Note 1)	(Note 1)	12 mos. ended			Prospects ending
	1Q	2Q	1st Half	3Q	4Q	2nd Half	March 31, 2007	1Q		March 31, 2008
Foreign Exchange Rate										as premise:
Yen to US Dollar Rate	115	116	115	118	119	119	117	121		115
Yen to Euro Rate	144	148	146	152	156	154	150	163		150
Market Share (Japan)										approximately
Toyota (excluding Mini-cars) (%)	46.5	43.0	44.7	47.5	46.2	46.8	45.8	46.1		46%
Toyota, Daihatsu and Hino
(including Mini-cars) (%)	41.8		40.7	42.3			41.5	42.1
Number of Employees			295,992				299,394		(Note 2)
Net Sales (billions of yen)	5,638.1	5,833.7	11,471.8	6,146.5	6,329.7	12,476.2	23,948.0	6,522.6		25,000.0
Geographical Segment
Japan	3,422.3	3,588.0	7,010.3	3,806.2	3,998.8	7,805.0	14,815.3	3,662.9
North America	2,181.6	2,163.0	4,344.6	2,378.1	2,307.0	4,685.1	9,029.7	2,510.9
Europe	832.3	850.3	1,682.6	883.7	975.8	1,859.5	3,542.1	1,019.0
Asia	484.6	540.1	1,024.7	561.9	639.0	1,200.9	2,225.6	720.1
Others	453.1	515.4	968.5	511.1	443.1	954.2	1,922.7	559.7
Elimination	-1,735.8	-1,823.1	-3,558.9	-1,994.5	-2,034.0	-4,028.5	-7,587.4	-1,950.0
Business Segment
Automotive	5,187.6	5,296.6	10,484.2	5,665.7	5,778.1	11,443.8	21,928.0	6,014.3
Financial Services	284.6	314.8	599.4	334.3	366.8	701.1	1,300.5	378.6
All Other	295.0	347.2	642.2	310.5	371.0	681.5	1,323.7	293.0
Elimination	-129.1	-124.9	-254.0	-164.0	-186.2	-350.2	-604.2	-163.3
Operating Income (billions of yen)	512.4	581.0	1,093.4	574.7	570.5	1,145.2	2,238.6	675.4		2,250.0
(Operating Income Ratio) (%)	(9.1)	(10.0)	(9.5)	(9.4)	(9.0)	(9.2)	(9.3)	(10.4)		(9.0)
Geographical Segment
Japan	293.0	391.4	684.4	383.5	389.3	772.8	1,457.2	396.6
North America	140.1	110.4	250.5	99.1	100.0	199.1	449.6	160.2
Europe	36.5	29.5	66.0	34.8	36.5	71.3	137.3	38.5
Asia	30.0	31.3	61.3	28.1	28.2	56.3	117.6	49.6
Others	15.9	20.2	36.1	31.0	16.4	47.4	83.5	38.6
Elimination	-3.1	-1.8	-4.9	-1.8	0.1	-1.7	-6.6	-8.1
Business Segment
Automotive	459.4	532.7	992.1	524.1	522.6	1,046.7	2,038.8	622.1
Financial Services	47.7	32.2	79.9	41.3	37.3	78.6	158.5	48.3
All Other	5.2	15.8	21.0	8.1	10.5	18.6	39.6	4.1
Elimination	0.1	0.3	0.4	1.2	0.1	1.3	1.7	0.9
Income before taxes (billions of yen)	554.6	611.5	1,166.1	615.9	600.5	1,216.4	2,382.5	739.0		2,400.0
(Income before taxes Ratio) (%)	(9.8)	(10.5)	(10.2)	(10.0)	(9.5)	(9.7)	(9.9)	(11.3)		(9.6)
Equity in Earnings of Affiliated Companies
(billions of yen)	56.2	33.2	89.4	66.1	54.0	120.1	209.5	81.8
Net Income (billions of yen)	371.5	405.7	777.2	426.7	440.1	866.8	1,644.0	491.5		1,650.0
(Net Income Ratio) (%)	(6.6)	(7.0)	(6.8)	(6.9)	(7.0)	(6.9)	(6.9)	(7.5)		(6.6)

Supplementary Material for Financial Results for the 3 months ended June 30, 2007 (Consolidated)

(U.S. GAAP)
	FY2007						FY2007	FY2008		FY2008
		(Note 1)			(Note 1)	(Note 1)	12 mos. ended			Prospects ending
	1Q	2Q	1st Half	3Q	4Q	2nd Half	March 31, 2007	1Q		March 31, 2008
Research & Development (billions of yen)	207.9	185.3	393.2	229.0	268.5	497.5	890.7	229.0		940.0
Depreciation (billions of yen)	225.9	229.3	455.2	233.2	258.6	491.8	947.0	242.9	(Note 3)	1,020.0
Geographical Segment
Japan	146.3	148.8	295.1	142.2	155.2	297.4	592.5	144.8		630.0
North America	38.4	35.9	74.3	43.9	47.1	91.0	165.3	44.3		190.0
Europe	20.0	22.5	42.5	22.2	24.8	47.0	89.5	24.2		90.0
Asia	13.2	14.0	27.2	15.5	19.2	34.7	61.9	19.8		65.0
Others	8.0	8.1	16.1	9.4	12.3	21.7	37.8	9.8		45.0
Capital Expenditures (billions of yen)	325.8	346.0	671.8	325.9	484.9	810.8	1,482.6	254.0	(Note 3)	1,500.0
Geographical Segment
Japan	158.6	183.2	341.8	173.1	300.4	473.5	815.3	135.7		800.0
North America	92.2	77.5	169.7	67.9	81.7	149.6	319.3	68.1		400.0
Europe	23.1	24.3	47.4	26.3	46.0	72.3	119.7	15.6		110.0
Asia	28.3	48.1	76.4	35.9	29.3	65.2	141.6	22.6		110.0
Others	23.6	12.9	36.5	22.7	27.5	50.2	86.7	12.0		80.0
Total Liquid Assets (billions of yen)			4,023.3				4,264.0		(Note 4)
Free Cash Flow (billions of yen)			522.3				1,003.4		(Note 5)
Total Assets (billions of yen)	28,743.3		30,047.8	31,016.8			32,574.7	34,184.7
Shareholders' Equity (billions of yen)	10,452.9		10,994.5	11,270.7			11,836.1	12,285.2
Return on Equity (%)	14.1		14.4	15.3			14.7	16.3
Return on Asset (%)	5.2		5.3	5.6			5.4	5.9

Number of Consolidated Subsidiaries			528				522
Number of Affiliates Accounted
for Under the Equity Method			56				56

Contributing Factors to Operating Income
FY2008 1Q (billions of yen, approximately)		Consolidated	Unconsolidated
Marketing Efforts		100.0	40.0
Cost Reduction Efforts		20.0	10.0
From Engineering		5.0	5.0
From Manufacturing and Logistics		15.0	5.0
Effects of Changes in Exchange Rates		100.0	100.0
Increases in Expenses		-57.0	-71.9

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota’s ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.